Free Writing Prospectus Filed Pursuant To Rule 433 Registration No. 333-221842 June 28, 2018

State Street Introduces Cheapest Gold ETF Yet

PHOTO: SHANNON STAPLETON/REUTERS

By Asjylyn Loder

    Jun 27, 2018 915 am ET

State Street announced the launch of a low-cost gold fund that will be the cheapest on the market, the latest attempt to use low-cost exchange-traded funds to lure gold bugs.

The new SPDR Gold MiniShares exchange-traded fund will cost $18 a year for every $10,000 invested, undercutting the $11.1 billion iShares Gold Trust, which costs $25 a year.

State Street launched the first gold ETF in the U.S. in 2004 but has lost market share as competitors introduced cheaper offerings. Best known by its ticker GLD, the original SPDR Gold Trust is still the largest gold ETF with $33.6 billion in assets. But it’s also one of the most expensive at $40 a year in fees for every $10,000 invested.

The new ETF, developed in conjunction with the World Gold Council, will arrive at a time when gold is on the decline, confounding investors who thought the yellow metal would benefit from political and economic uncertainty. Gold for June delivery declined 0.3% a troy ounce on the Comex division of the New York Mercantile Exchange on Wednesday, closing at its lowest level of the year.

The shares of gold ETFs are backed by gold bars stored in vaults in London, New York and Toronto, but there are differences when it comes to fees and tradeability. While GLD is more expensive to hold, it’s typically cheaper to trade. A single share costs $118.83, representing a larger slice of a gold bar than the iShares ETF, which costs $12.04. Traders can get the same gold exposure with fewer shares of GLD, reducing transaction costs.

By contrast, the lower fees make the iShares ETF make it more attractive for buy-and-hold investors. With its new fund, State Street will compete head-to-head with iShares for the retail audience.

The GraniteShares ETF bills itself as the best of both worlds, with a combination of lower fees and shares that represent a larger slice of gold. In just the past month, the 10-month-old GraniteShares Gold Trust, which costs half as much as GLD, picked up $246 million in new assets, much of it at the expense of the iShares and State Street gold ETFs, which have lost almost $1.7 billion combined.

SPDR® Gold MiniSharesSM Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.